Exhibit 99.3

AMENDMENT NO. 2

TO

STANDBY EQUITY PURCHASE AGREEMENT

    THIS AMENDMENT NO. 2 dated February 4, 2010 (this “Amendment No. 2”) to the Standby Equity Purchase Agreement dated August 11, 2009, between YA GLOBAL MASTER SPV LTD., a Cayman Islands exempt limited company (the “Investor”) and TOWER SEMICONDUCTOR LTD., a corporation organized and existing under the laws of the State  of Israel (the “Company”), as amended by Amendment No. 1 thereto dated August 27, 2009 (as so amended, the “Agreement”).  Capitalized terms used but not defined herein shall have the meanings given them in the Agreement.

To date the Company has issued and sold to the Investor an aggregate of $12,950,000 of its Ordinary Shares pursuant to the Agreement. The offer and sale of these Ordinary Shares was registered under the Company’s Registration Statement Number 333-148747, the Base Prospectus included therein and Prospectus Supplements filed by the Company thereunder. The amount of Ordinary Shares which may be offered under Registration Statement Number 333-148747 is not sufficient to allow the continuation of Advances as contemplated under the Agreement.

The Company and the Investor wish to amend the Agreement to provide for any  future offer and sale by the Company, at the Company’s sole and exclusive option, of Ordinary Shares pursuant to the Agreement, to be registered under the Company’s recently effective Registration Statement on Form F-3 (Registration Number 333-163196).

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Investor and the Company hereby agree as follows:

1.	Amendment.. Section 1.37 of the Agreement is hereby amended by deleting the words “(Registration Number 333-148747)” and substituting therefor the words “(Registration Number 333-163196)”.

2.	Miscellaneous.

a.	The parties hereto acknowledge and agree that, other than as set forth in this Amendment, the Agreement remains unchanged and in full force and effect.

b.	This Amendment may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 2 to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

COMPANY:
Tower Semiconductor Ltd.

By:_____________________________
Name:
Title:

INVESTOR:
YA Global Master SPV Ltd.

By: Yorkville Advisors, LLC
Its: Investment Manager

By:_____________________________
Name:
Title: